EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MA 02116

March 18, 2010

Linda Stirling

Laura Hatch

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:       Wells Fargo Funds Trust, File Nos. 333-164931, 333-164932, 333-164933, 333-164934 and 811-09253 (the “Registrant”)

Dear Ms. Stirling and Ms. Hatch:

On behalf of the Registrant, I am sending a response to oral comments delivered by Ms. Stirling and Ms. Hatch on March 4, 2010 and March 11, 2010, respectively, to the registration statements (the “Registration Statements”) filed on Form N-14 by the Registrant on February 16-17, 2010, accession nos. 0000907244-10-000197, 0000907244-10-000199, 0000907244-10-000200 and 0000907244-10-000202, relating to the acquisition of the assets of certain series of Evergreen Money Market Trust and Evergreen Select Money Market Trust (the “Target Funds”) by certain series of the Registrant (the “Acquiring Funds”), as follows:

“Registration Statement No. 1”:

Target (Merging) Fund	Trust of Target Fund	Acquiring Fund	Trust of Acquiring Fund
Evergreen Institutional 100% Treasury Money Market Fund	Evergreen Select Money Market Trust	Wells Fargo Advantage 100% Treasury Money Market Fund	Registrant
Evergreen Prime Cash Management Money Market Fund	Evergreen Select Money Market Trust	Wells Fargo Advantage Heritage Money Market Fund	Registrant
Evergreen Institutional Money Market Fund	Evergreen Select Money Market Trust	Wells Fargo Advantage Heritage Money Market Fund	Registrant
Evergreen Institutional Municipal Money Market Fund	Evergreen Select Money Market Trust	Wells Fargo Advantage Municipal Cash Management Money Market Fund	Registrant

“Registration Statement No. 2”:

Target (Merging) Fund	Trust of Target Fund	Acquiring Fund	Trust of Acquiring Fund
Evergreen California Municipal Money Market Fund	Evergreen Money Market Trust	Wells Fargo Advantage California Municipal Money Market Fund	Registrant
Evergreen Money Market Fund	Evergreen Money Market Trust	Wells Fargo Advantage Money Market Fund	Registrant
Evergreen Municipal Money Market Fund	Evergreen Money Market Trust	Wells Fargo Advantage Municipal Money Market Fund	Registrant

“Registration Statement No. 3”:

Target (Merging) Fund	Trust of Target Fund	Acquiring Fund	Trust of Acquiring Fund
Evergreen New Jersey Municipal Money Market Fund	Evergreen Money Market Trust	Wells Fargo Advantage New Jersey Municipal Money Market Fund	Registrant
Evergreen New York Municipal Money Market Fund	Evergreen Money Market Trust	Wells Fargo Advantage New York Municipal Money Market Fund	Registrant
Evergreen Pennsylvania Municipal Money Market Fund	Evergreen Money Market Trust	Wells Fargo Advantage Pennsylvania Municipal Money Market Fund	Registrant

“Registration Statement No. 4”:

Target (Merging) Fund	Trust of Target Fund	Acquiring Fund	Trust of Acquiring Fund
Evergreen Institutional Treasury Money Market Fund	Evergreen Select Money Market Trust	Wells Fargo Advantage Treasury Plus Money Market Fund	Registrant
Evergreen Treasury Money Market Fund	Evergreen Money Market Trust	Wells Fargo Advantage Treasury Plus Money Market Fund	Registrant
Evergreen Institutional U.S. Government Money Market Fund	Evergreen Select Money Market Trust	Wells Fargo Advantage Government Money Market Fund	Registrant
Evergreen U.S. Government Money Market Fund	Evergreen Money Market Trust	Wells Fargo Advantage Government Money Market Fund	Registrant

Unless otherwise indicated, each comment listed below applies to each Registration Statement. Please note the following responses (unless otherwise indicated, capitalized terms used herein have the same meanings as are given to them in the Prospectus/Proxy Statement):

Prospectus/Proxy Statement Comments from Ms. Stirling:

Comment:       In Registration Statement No. 2, you requested that we delete the reference to “WF Overland Express Sweep Fund” that appears above the Table of Contents.

Response:      We have deleted this reference as requested.

Comment:       You requested that we highlight any significant differences in the procedures used by the Target Funds and the Acquiring Funds for buying, selling and exchanging Fund shares.

Response:      The Mergers are not expected to affect significantly how shareholders generally buy, sell or exchange shares of the Funds they own.  Accordingly, a statement to that effect is included in the summary section entitled “Merger Summary - Share Class Information.” The prospectus/proxy statement has highlighted the differences and the similarities in the sales charges (when applicable), and in the distribution and services fees of the Funds in the section entitled “Buying, Selling and Exchanging Fund Shares – Share Class Information.” Additional details, including a summary of differences regarding buying, selling and exchanging shares of the Target and Acquiring Funds are included in the section entitled “Buying, Selling and Exchanging Fund Shares – Purchase and Redemption Information.”

Comment:       With respect to each Merger, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we highlight any differences in the Target and Acquiring Funds’ fundamental investment policies.

Response:      In response to your comment, we have added the following disclosure:

In Registration Statement No. 1, we have disclosed that each Acquiring Fund reserves the ability to concentrate in obligations of domestic banks, and, with respect to Wells Fargo Advantage Municipal Cash Management Money Market Fund, that such Acquiring Fund reserves the ability to concentrate in obligations of domestic banks, in private activity bonds or notes that are the ultimate responsibility of non-government issuers within the same industry and in securities whose issuers are located in the same state or whose principal and interest are paid from revenues of similar type projects.

In Registration Statement No. 2, we have disclosed that each Acquiring Fund reserves the ability to concentrate in obligations of domestic banks, and with respect to Wells Fargo Advantage California Municipal Money Market Fund, that such Acquiring Fund reserves the ability to concentrate in obligations of domestic banks, in private activity bonds or notes that are the ultimate responsibility of non-government issuers within the same industry and in securities whose issuers are located in the same state or whose principal and interest are paid from revenues of similar type projects.

In Registration Statement No. 3, we have disclosed that each Acquiring Fund reserves the ability to concentrate in obligations of domestic banks, in private activity bonds or notes that are the ultimate responsibility of non-government issuers within the same industry and in securities whose issuers are located in the same state or whose principal and interest are paid from revenues of similar type projects.

In Registration Statement No. 4, we have disclosed that each Acquiring Fund reserves the ability to concentrate in obligations of domestic banks.

Comment:       With respect to each Merger, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that, if the Target and Acquiring Funds’ investment goals are identical or substantially the same, that we make a statement to that effect.

Response:      The requested change has been made, where applicable.

Comment:       With respect to each Registration Statement, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we ensure that all significant differences in the Target and Acquiring Funds’ investment strategies are disclosed.

Response:      We have added the following disclosure in Registration Statement No. 2 in the section entitled “Merger Summary – Investment Goal and Strategy Comparison” with respect to the Merger in which Evergreen Money Market Fund is a Target Fund:

                        “Another difference between the Funds’ investment strategies is that Evergreen Money Market Fund may invest up to 30% of its assets in bank obligations payable in U.S. dollars and issued by foreign banks (including U.S. branches of foreign banks) or by foreign branches of U.S. banks, while the Wells Fargo Advantage Money Market Fund may invest more than 25% of its total assets in U.S. dollar-denominated obligations of U.S. banks.”

We have modified the disclosure in Registration Statement No. 4 in the section entitled “Merger Summary – Investment Goal and Strategy Comparison” with respect to the Merger in which Evergreen Institutional Treasury Money Market Fund is a Target Fund:

“The Wells Fargo Advantage Treasury Plus Money Market Fund normally invests exclusively in short-term U.S. Treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations, while Evergreen Institutional Treasury Money Market Fund normally invests at least 80% of its assets in such securities and may invest the other 20% of its assets in other debt obligations, but typically invests this amount in repurchase agreements with respect to securities issued or guaranteed by the Government National Mortgage Association (“GNMA”).”

We have made changes in Registration Statement No. 4 to the investment strategy comparison for the Merger in which Evergreen Treasury Money Market Fund is a Target Fund to conform to the changes described above with respect to the Merger in which Evergreen Institutional Treasury Money Market Fund is a Target Fund.

Comment:       With respect to each Merger, in the section entitled “Principal Risk Comparison,” you requested that we provide a discussion of the particular risks to which the Target and Acquiring Funds are subject to different degrees.

Response:      With respect to each Merger in which the Target and Acquiring Funds are subject to risks to different degrees, we have disclosed those differences. With respect to each Merger in which the Target and Acquiring Funds are subject to risks to the same degree, we have deleted the following sentence: “Although each of the Funds may be subject to all or substantially all of the risks listed below, they may be subject to a particular risk to different degrees.”

Comment:       With respect to each Merger, you asked that we consider alternative formats for the information included in the section entitled “Merger Summary -Shareholder Fee and Fund Expense Comparison.”

Response:      We respectfully decline to make this change. We believe that the current disclosure clearly describes for shareholders the differences in the Funds’ distribution and shareholder servicing fees.

Comment:       With respect to each Merger, in the section entitled “Merger Summary -Shareholder Fee and Fund Expense Comparison,” you requested that we provide the full “Annual Fund Operating Expenses” table for each Target and Acquiring Fund.

Response:      We respectfully decline to make this change. In a letter to the Staff of the Securities and Exchange Commission (“SEC”) dated March 31, 2009, we requested and received permission from the Staff to include in the body of the Registration Statements only the Total Annual Fund Operating Expenses (both before and after waiver) for the Target and Acquiring Funds in the “Annual Fund Operating Expenses” tables and in the pro forma “Annual Fund Operating Expenses” tables for the Acquiring Funds. The full “Annual Fund Operating Expenses” tables for the Target and Acquiring Funds and the pro forma “Annual Fund Operating Expenses” table for the Acquiring Funds are included in Exhibit C to the Registration Statements.

Comment:       In the section entitled “Merger Summary - Fund Performance Comparison,” you requested that for each class of an Acquiring Fund that bases all or a part of its performance history on the performance of another class, we disclose the differences in the class level expenses of the relevant classes.

Response:      We have included the requested disclosure where applicable.

Comment:       With respect to each Merger, in the section entitled “Merger Summary - Shareholder Fee and Fund Expense Comparison,” you requested that, with respect to each Fund (as well as the pro forma), we include all expense tables sequentially, so that the “Shareholder Fees” and “Annual Fund Operating Expenses” tables appear together, and that all footnotes for both sets of tables be grouped together following the “Annual Fund Operating Expenses” tables.

Response:      We have reordered the tables as requested; however, we respectfully decline to include all of the footnotes for both tables after the “Annual Fund Operating Expenses” table as we believe that including the footnotes immediately after the table to which they pertain helps to facilitate a shareholder’s understanding of the information presented.

Comment:       In the section entitled “Merger Summary - Shareholder Fee and Fund Expense Comparison,” you requested that, for each Shell Fund and each Acquiring Fund with one or more share classes that have not yet commenced operations, we note this fact in the introductory paragraph and explain that therefore, no actual expense information is provided with respect to such Shell Fund or share classes, respectively.

Response:      We have made the suggested change.

Comment:       In Registration Statement No. 2, in the section entitled “Risk Descriptions,” you requested that we update the disclosure regarding California Municipal Securities Risk to reflect the current state of the California economy.

Response:      In compiling the current principal risk disclosure for the Funds that invest principally in securities the interest from which is exempt from California state income tax, we considered, among other things, the current state of the California economy in light of the credit support and enhancements applicable with respect to the Funds' portfolio securities and the overall percentage of the Funds’ portfolio securities that represent general obligations of the State of California.

Comment:       In the section entitled “Merger Information – Reasons for the Mergers,” you requested that we define the term “EIMC”.

Response:      We respectfully decline to make the requested change as the term EIMC is already defined in the section entitled “Overview – Key Features of the Mergers”.

Comment:       In Registration Statement No. 3, with respect to the Merger that includes Evergreen New York Municipal Money Market Fund as a Target Fund, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we highlight that Wells Fargo Advantage New York Municipal Money Market Fund does not necessarily seek income that is exempt from New York City individual income tax as part of its investment objective.

Response:      We have revised the investment objective of the Acquiring Fund to match the investment objective of the Target Fund and have updated the investment objective comparison accordingly.

Comment:       In Registration Statement No. 4, in the section entitled “Merger Summary – Share Class Information,” you requested that, with respect to each Merger, we conform the language in the footnotes that discusses the eligibility requirements that will apply to the class of shares that Target Fund shareholders receive following the Merger.

Response:      We have made the requested change.

Prospectus/Proxy Statement Comments from Ms. Hatch:

Comment:       In the section entitled “Exhibit C – Additional Target and Acquiring Fund Expense Information,” with respect to each Merger that involves a Shell Acquiring Fund, you requested that we modify the disclosure in footnote three to the pro forma Annual Fund Operating Expenses table to read: “Expenses are estimated.”

Response:      We have made the requested change.

Comment:       With respect to each Merger, in the section entitled “Exhibit C – Additional Target and Acquiring Fund Expense Information,” you noted that the “Other Expenses” in the “Annual Fund Operating Expenses” table for each Target Fund include fees incurred by the Target Fund for its participation in the Treasury’s Temporary Guarantee Program (the “Program”), while the fees incurred by each Acquiring Fund for its participation in the Program are not included in “Other Expenses” for its “Annual Fund Operating Expenses” table, but rather are disclosed in a footnote to the table. You requested that we take a consistent approach between the Target and Acquiring Funds.

Response:      We have made the requested change.

Comment:       With respect to each Merger, in the section entitled “Exhibit C – Additional Target and Acquiring Fund Expense Information,” you requested that we confirm that all footnotes are applied correctly to the “Annual Fund Operating Expenses” table for each Acquiring Fund.

Response:      We have confirmed that the footnotes are applied correctly.

Comment:       In the sections entitled “Merger Summary – Shareholder Fee and Fund Expense Comparison” and “Exhibit C – Additional Target and Acquiring Fund Expense Information,” you requested that, with respect to any Merger that involves more than one Target Fund, we include a footnote to the pro forma “Annual Fund Operating Expenses” tables indicating what the highest possible expense ratio would be if the shareholders of only one Target Fund approve the Merger.

Response:      We have included the requested footnote where applicable.

Comment:       With respect to any Merger that involves more than one Target Fund, you requested that we confirm that multiple pro forma “Annual Fund Operating Expenses” tables have not been included because the difference in the total annual fund operating expenses between the various Merger outcomes would be immaterial.

Response:      We have confirmed that a separate "Annual Fund Operating Expenses" table has been included in respect of any Merger outcome that would lead to a difference  in net operating expense ratios greater than 0.01% from the information already shown.

Comment:       In the section entitled “Exhibit C – Additional Target and Acquiring Fund Expense Information” in Registration Statement No. 4, with respect to the Merger in which the Wells Fargo Advantage Treasury Plus Money Market Fund is the Acquiring Fund, you requested that we confirm that the correct number is shown in footnote 2 to the Fund’s “Annual Fund Operating Expenses” table with respect to what Class A’s “Other Expenses” would have been if the Fund’s fees for participating in the Program had been taken into account.

Response:      We have corrected the footnote to show that the “Other Expenses” for Class A would have been 0.56%.

Comment:       With respect to the Merger in which Evergreen California Municipal Money Market Fund is the Target Fund, you requested that we explain why Wells Fargo Advantage California Municipal Money Market Fund was selected to be the accounting and performance survivor following the Merger.

Response:      Wells Fargo Advantage California Municipal Money Market Fund was selected to be the accounting and performance survivor based on the factors discussed by the SEC Staff in North American Security Trust No-Action Letter (pub. avail. August 5, 1994).  In the NAST Letter, the SEC Staff stated that, in determining which predecessor fund the surviving fund most closely resembles, one should consider among other factors, the funds’ investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition.

                        In determining that the surviving fund would more closely resemble Wells Fargo Advantage California Municipal Money Market Fund than Evergreen California Municipal Money Market Fund, the following factors, among other things, were considered.

Evergreen California Municipal Money Market Fund is managed by Evergreen Investment Management Company LLC, whereas Wells Fargo Advantage California Municipal Money Market Fund is managed by Wells Fargo Funds Management, LLC (“Funds Management”) and is sub-advised by Wells Capital Management Incorporated (“Wells Cap”).  After the Merger, Funds Management will continue to manage Wells Fargo Advantage California Municipal Money Market Fund and Wells Cap will continue as the sub-adviser of the Fund.

Although the investment objectives, policies and restrictions of Evergreen California Municipal Money Market Fund and Wells Fargo Advantage California Municipal Money Market Fund are substantially similar, after the Merger the combined fund is expected to be managed in accordance with the investment objectives, strategies, and restrictions of Wells Fargo Advantage California Municipal Money Market Fund.

Wells Fargo Advantage California Municipal Money Market Fund will be the legal survivor of the Merger.  The general expense structure and service provider arrangements of Wells Fargo Advantage California Municipal Money Market Fund are expected to represent the expense structure and service provider arrangements of the post-Merger fund, except that Funds Management has committed for three years after the closing of the Merger to waive fees and/or reimburse expenses to the extent necessary to ensure that the Fund’s Total Annual Fund Operating Expenses (After Waiver) excluding brokerage commissions, interest, taxes, extraordinary expenses, and the expenses of any money market fund or other fund held by the Fund do not exceed 0.65% for Class A, 0.45% for Service Class, and 1.05% for Sweep Class. After this time, the Total Annual Fund Operating Expenses (After Waiver) may be increased only with the approval of the Board of Trustees.

Wells Fargo Advantage California Municipal Money Market Fund has substantially more assets than Evergreen California Municipal Money Market Fund.   As of February 28, 2010, Wells Fargo Advantage California Municipal Money Market Fund had $2,582.2M in net assets and Evergreen California Municipal Money Market had $423.8M in net assets.

The combined fund is expected to have a portfolio composition similar to that of the pre-Merger Wells Fargo Advantage California Municipal Money Market Fund because the combined fund's portfolio is expected to be comprised overwhelmingly of investments previously held by Wells Fargo Advantage California Municipal Money Market Fund.  Also, future investments made by the surviving fund will be made in accordance with Wells Fargo Advantage California Municipal Money Market Fund's investment policies.

Comment:       In Registration Statement No. 2, with respect to the Merger in which Evergreen Money Market Fund is the Target Fund, you requested that we include in the introduction the name of the Wells Fargo Advantage Fund that is also expected to merge with the Acquiring Fund.

Response:      We have added the requested disclosure.

Comment:       You requested that we explain why shareholder approval is not required in order to merge the Wells Fargo Advantage Overland Express Sweep Fund with the Wells Fargo Advantage Money Market Fund.

Response:      The Wells Fargo Advantage Overland Express Sweep Fund ("Overland Fund") and the Wells Fargo Advantage Money Market Fund ("Money Market Fund") will merge (the "Merger") in reliance on Rule 17a-8 under the Investment Company Act of 1940, as amended ("1940 Act").  In relevant part, Rule 17a-8(a)(3) permits the merger of affiliated investment companies without obtaining shareholder approval if the following conditions are met: (i) the fundamental policies of the merging fund are not materially different from the corresponding policies of the surviving fund; (ii) the merging fund’s investment advisory contracts are not materially different from the surviving fund’s contracts, except for the identity of the investment companies as a party to such contracts, (iii) the trustees of the merging fund who are not "interested persons" (as defined under Section 2(a)(19) of the 1940 Act) of the merging fund and who were elected by its shareholders comprise a majority of the surviving fund’s trustees who are non-interested persons of the surviving fund; and (iv) the merging fund’s Rule 12b-1 distribution fees are not lower than the surviving fund’s Rule 12b-1 distribution fees.  With respect to the Merger, each of these conditions is satisfied.  Specifically, (i) the fundamental policies of the Overland Fund are not materially different from the corresponding policies of the Money Market Fund; (ii) the investment advisory contracts of the Overland Fund and the Money Market Fund are materially identical, except for the identity of the fund involved as a party; (iii) the trustees of the Overland Fund who are non-interested persons of the Overland Fund and who were elected by its shareholders comprise a majority of the trustees of the Money Market Fund who are non-interested persons of the Money Market Fund; and (iv) the Overland Fund's Rule 12b-1 distribution fees are identical to, and not lower than, the Money Market Fund's Rule 12b-1 distribution fees.

Comment:       In Registration Statement No. 2, in the section entitled “Management of the Funds – Advisory Fees,” you requested that we include the current advisory fee schedule for the Wells Fargo Advantage California Municipal Money Market Fund in a footnote to the “Advisory Fees” table.

Response:      We have added the requested disclosure.

Comment:       For all Registration Statements, in the section entitled “Management of the Funds – Advisory Fees,” you requested that we include information regarding advisory fees paid as a percentage of net assets for the most recent fiscal year.

Response:      The requested information has been included.

Comment:       In the section entitled “Exhibit C – Additional Target and Acquiring Fund Expense Information” in Registration Statement No. 2, with respect to the Merger in which the Evergreen Money Market Fund is the Target Fund, you requested that we confirm that the numbers shown in footnote 3 to the Annual Fund Operating Expenses table for the Fund are correct.

Response:      We have confirmed that the numbers shown are correct.

Pro Forma Combining Financial Statement Comment from Ms. Hatch:

Comment:       In the pro forma combining financial statement in Registration Statement No. 2, you requested that we delete any extraneous pages from the Statement of Operations.

Response:      We have deleted such pages.

We make the following representations to you:

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We plan to file a post-effective amendment to the Registration Statements on or around March 23, 2010 to incorporate the responses to your comments described above.  Please feel free to call me at (617) 210-3662 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Brian J. Montana

                                                                                    Brian J. Montana, Esq.

cc: Marco Adelfio, Esq.

      C. David Messman, Esq.